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Additional Information for Liberty All-Star Growth Fund Stockholders about Tender Offer Filing

Recently, some stockholders may have been contacted by their brokers or other financial intermediaries about a tender offer to purchase a limited number of shares of Liberty All-Star Growth Fund, Inc. (the “Fund”) that was described in materials that Bulldog Investors General Partnership (“BIGP”) filed with the Securities and Exchange Commission (“SEC”).  The rules of the SEC require BIGP to publish, send or give stockholders certain information in order to commence and disseminate (as those terms are used in SEC regulations) a tender offer.  As we have previously announced, we believe that BIGP has not yet complied with these rules and, therefore, has not yet properly commenced any offer.

Although your Fund believes that BIGP has not yet complied with all SEC requirements, and that a number of you may not be aware of the purported tender offer, we understand that certain stockholders may have received information about the purported tender offer and may have questions.  After careful evaluation of the available information about BIGP’s purported tender offer, and assuming for the moment that it is in fact a serious tender offer, your Fund has concluded that the offer is not in the best interests of the Fund or its stockholders and represents a coercive attempt to make radical changes to the Fund.

Your Fund urges you not to take any steps to tender your shares.

Q:

Are the terms of the purported tender offer very favorable to stockholders?

A:

We believe they are not.  The price, as a percentage of net asset value (“NAV”) is low compared to recent closed-end fund tender offers and imposes expenses on tendering stockholders that are unusual and high.  In addition, any partial tender offer limits the extent to which stockholders may participate.

No Premium to Market Price.  To be economically advantageous, a tender offer should offer you the opportunity to sell your shares for a premium over the current market prices. Typically, when a closed-end fund’s shares are trading at a discount to net asset value (“NAV”), a tender offer is made at a price equal to at least 95% (and often 98%) of the fund’s NAV.  In contrast, BIGP would offer you a price equal to only 91% of the Fund’s NAV, which would not provide you with any premium to the market price of the Fund’s shares, based on the closing market price as of April 30, 2010.  If the discount at which Fund shares trade remains below 9%, you would not realize any economic advantage by tendering your shares to BIGP.

$50 Processing Fee.  BIGP would charge stockholders a processing fee of $50 for each transmittal letter used to tender shares.  For direct stockholders, that fee would apply to each separate account from which you tender shares (the fees paid by stockholders who hold shares through a financial intermediary could differ).  Hence, if you hold Fund shares directly in multiple accounts, you would be required to pay the $50 fee for each account from which you tender your shares, which would reduce the proceeds to you from the sale of your shares.  The inclusion of a processing fee in a tender offer is highly unusual.  Processing costs are usually absorbed by the tender offeror and typically are only a fraction of $50.  The $50 fee serves to reduce the price paid to all stockholders below 91% of NAV, in some cases substantially below. For example, based on the Fund’s NAV on April 30, 2010 of $4.33 per share, a direct stockholder tendering 100 shares, after deduction of the processing fee, would receive $3.44 per share, or just 79% of NAV.  Stockholders who want to sell their shares often would be far better off selling their shares in the market.

You May Not Be Able to Tender All of Your Shares.  The purported tender offer is for only 5 million shares, and therefore may not provide an option for stockholders to sell all their shares.  If you want to sell all of your shares, selling in the market may be a far better choice.

Q:

Would the Purported Tender Offer, if completed, be in the best interests of the Fund and any stockholders remaining in the Fund?

A:

We believe it would not be the best interests of the Fund or any stockholders remaining in the Fund.  BIGP does not identify any definitive actions it would take if it completes a tender offer and acquires working control of the Fund, but lists a number of options that range from firing the investment adviser to open-ending or liquidating the Fund.  Each option would be both disruptive and expensive to your Fund, and would hinder our ability to continue providing above average relative performance.  We do not believe that any of the extreme options mentioned by BIGP are appropriate in light of your Fund’s performance and multi-manager investment strategy.

The Fund has Performed Well as a Closed-End Multi-Manager Fund.  Your Fund’s performance demonstrates that stockholders have been well served by the Fund’s closed-end structure and multi-manager investment strategy.  Your Fund’s performance in the first quarter of 2010 places the Fund in the top 10 percent of its Lipper peer group.  Your Fund also has had better long-term performance than its benchmark index and peer group average:  The ten-year period ended January 31, 2010 was one of the worst investment periods in U.S. stock market history, yet during that period, your Fund outperformed its benchmark index and its Lipper peer group average on both a net asset value and a market price basis.

BIGP May Try to Eliminate the Multi-Manager Strategy.  Your Fund has operated pursuant to a multi-manager investment strategy since 1995.  When you purchased shares of the Fund, you chose to invest in a closed-end fund that operates pursuant to a multi-manager investment strategy.  In its purported tender offer statement, BIGP states, “we think that ASG’s multi-manager strategy has not worked very well” and “if BIGP gains control (either full or partial control) of ASG it will consider certain measures including but not limited to replacing the incumbent directors, terminating the fund management agreement with ALPS Advisors, Inc. or any of its portfolio management agreements.”  If BIGP was able to terminate your Fund’s management agreement with ALPS Advisors, Inc. and the portfolio management agreements with your Fund’s sub-advisers, BIGP would eliminate the Fund’s multi-manager investment strategy, undermine your expectations as a stockholder of the Fund and fundamentally change the nature of the Fund in which you invested.

BIGP May Try to Open-End your Fund.  In the purported tender offer statement, BIGP states “[w]e think that ASG’s Board of Directors should promptly take the steps necessary to convert ASG into an open-end fund or otherwise enable shareholder to realize NAV for their shares.”  Conversion to an open-end fund would be harmful to your Fund for the many reasons, including:

•

Loss of Benefits of Closed-End Structure.  Converting to an open-end fund would eliminate the significant benefits of the closed-end structure used in implementing your Fund’s investment strategies.  For instance, the Fund would be unable to invest fully in securities because it would be required to maintain part of its assets in cash to meet daily redemptions, which could reduce your Fund’s yield and total return potential.

•

Loss of Ability to Trade on New York Stock Exchange (“NYSE”).  Your Fund’s shares currently trade on the NYSE and other exchanges, allowing you to make trades any time during the day. Trading on an exchange creates the potential for fund shares to trade at a premium.  Fund shares traded at a premium on average for five consecutive years 2001-05.  If your Fund converted to an open-end fund, you could only place trades to be executed once daily after the market closed.

•

Increase in Expenses.  Based on the experience of other closed-end funds that have converted to an open-end structure, your Fund believes that it is likely that BIGP and other professional fund arbitrageurs or hedge funds would redeem their shares in the Fund immediately upon the Fund’s conversion.  The result would be to reduce your Fund’s assets and cause your Fund’s expense ratio to rise, which would lower the return you realize on your investment in the Fund.  In addition, your Fund’s transactional expenses (associated with additional trading to meet stockholder purchases and redemptions of Fund shares) would increase on an ongoing basis.

Q:

Will BIGP definitely complete a tender offer?

A:

No, there can be no guarantee that BIGP will complete a tender offer.  There are many conditions to closing the purported tender offer and we believe that BIGP would have to waive at least one of them in order to close.  In addition, BIGP has previously filed tender offer materials with the SEC but then terminated the tender offer.

BIGP would have to Waive At Least One Condition of the Tender Offer in Order to Close.  BIGP’s purported tender offer is subject to many conditions, among them that the Fund not have authorized any action that BIGP believes could impact its ability to vote shares, including adopting any anti-takeover measures.  Last year, the Fund opted-in to the Maryland Control Share Acquisition Act, a statute that is available to Maryland corporations to protect stockholders against the self-interested actions of large stockholders.  That statute generally would require stockholders or groups of stockholders owning more than 10% of a corporation’s outstanding voting securities to obtain permission from two-thirds of the rest of the corporation’s stockholders before voting shares they hold in excess of 10%.  We believe the anti-takeover condition in the purported tender offer would prevent BIGP from closing the offer, unless BIGP expressly waives the condition, and notifies stockholders of such waiver.

BIGP previously has filed Tender Offer materials and then Terminated the Tender Offers.  In recent years, BIGP has filed tender offer materials with respect to other closed-end funds that included many conditions to closing.  BIGP has relied on broadly-worded conditions in those tender offers to terminate the offer without any obligation to purchase tendered shares.  In addition, BIGP has coupled some of those tender offers with concurrent proxy solicitations in an apparent attempt to manipulate the targeted funds.  With respect to your Fund, BIGP’s affiliate, Full Value Partners L.P., recently commenced a dissident proxy solicitation and, while that solicitation was pending, BIGP filed its proposed tender offer materials.  Based on the timing of BIGP’s filing and the numerous conditions of BIGP’s purported tender offer, we believe BIGP may have been attempting to intimidate your Fund into taking actions that are not in the best interest of your Fund or long-term stockholders.

Q:

Has BIGP taken all steps required by SEC regulations to properly commence and inform stockholders about its purported tender offer?

A:

We do not believe BIGP has complied with all the SEC regulations.

To commence a tender offer, BIGP is required by SEC rules to publish, send or give stockholders the means to tender shares, including through a transmittal letter (or information about how to obtain the transmittal letter), which is used by stockholders to tender their shares.  BIGP has filed a transmittal letter with the SEC and posted a transmittal letter on a website maintained by BIGP.  However, to date, BIGP has not mailed the transmittal letter to stockholders or, as far as we can tell, published it in a national U.S. newspaper or major regional newspaper.  Likewise, as far as we can determine no newswire has published information about the transmittal letter or the purported tender offer in general and no newswire or third party internet site has published or picked up the press release that BIGP included in its SEC filing.  Therefore, the Fund does not believe that BIGP has commenced a tender offer.

The SEC has specifically stated that the posting of information about a tender offer on a website alone “does not adequately publish the offer, nor is the offer deemed sent to [stockholders].”  The SEC’s reasoning for this position is that some stockholders do not have access to the Internet and even those stockholders with access to the Internet would have no notice that the tender offer information was posted on the website.  Therefore, BIGP’s posting of the transmittal letter on its website is insufficient by itself to commence a tender offer.

The Depository Trust Company (“DTC”) has sent at least some of its broker-dealer participants information about BIGP’s purported tender offer based on BIGP’s filings with the SEC.  Some of DTC’s broker-dealer participants have forwarded this information to their clients with accounts invested in the Fund.  However, the SEC has recognized that DTC circulates only limited information about a tender offer and such information does not consistently reach stockholders to whom a tender offer is made.  Therefore, even if DTC or its broker-dealer participants has communicated certain information about the tender offer to stockholders, BIGP has an independent obligation to publish, send or give the transmittal letter (or information about how to obtain it) to stockholders.  We believe that BIGP has not done so and, therefore, has not yet commenced a tender offer.

The SEC tender offer rules require commencement and dissemination of information as part of a regulatory scheme designed to give stockholders adequate information about a tender offer and sufficient time (20 business days) to evaluate such information.  We believe BIGP’s failure to commence and disseminate has undermined the regulatory schedule to the detriment of stockholders.

Q:

What if I already instructed my broker-dealer or financial intermediary to tender my shares and no longer want to tender my shares?

A:

You may cancel any instructions to tender all or a portion of your shares by contacting your broker-dealer or financial intermediary prior to the deadline established by your broker-dealer or financial intermediary.

Based on currently available information, your Fund believes that BIGP’s purported tender offer would not be in the best interests of you or your Fund.  Your Fund recommends that you do not take any steps to tender your shares.

If the Fund determines that BIGP has properly commenced a tender offer, your Board will send you a formal statement containing the Board’s recommendations with respect to the offer and the reasons for such recommendation and other information called for by SEC regulations.  You should read any recommendation statement when it is available as it will contain important information.  Your Fund’s recommendation statement also will be available free of charge at the SEC’s website at http://www.sec.gov and from the Fund.  In the interim, please feel free to contact us at 1-800-241-1850 with any questions.

We thank you for your continued support of your Board and Fund.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Fund, nor is it a solicitation of any proxy.

All non-historical statements in this letter constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve certain risks and uncertainties, including risks cited in reports filed by the Fund with the SEC.  Actual results may differ materially from such forward-looking statements.  The Fund assumes no obligation for updating any such forward-looking statement at any time.

  1-800-241-1850 | www.all-starfunds.com